Exhibit 99.1

Healthpeak Properties Reports Second Quarter 2025 Results

DENVER, July 24, 2025 - Healthpeak Properties, Inc. (NYSE: DOC), a leading owner, operator, and developer of real estate for healthcare discovery and delivery, today announced results for the quarter ended June 30, 2025.

SECOND QUARTER 2025 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income of $0.05 per share, Nareit FFO of $0.43 per share, FFO as Adjusted of $0.46 per share, AFFO of $0.44 per share, and Total Merger-Combined Same-Store Cash (Adjusted) NOI growth of 3.5%

– On July 7, 2025, declared a monthly common stock cash dividend of $0.10167 per share for each of July, August, and September, of 2025 representing cash dividends totaling $0.305 per share for the third quarter, and an annualized dividend amount of $1.22 per share

– Second quarter new and renewal lease executions totaled 1.5 million square feet:
  • Outpatient medical new and renewal lease executions totaled 1 million square feet, with 85% retention and +6% cash releasing spreads on renewals
    ◦ Subsequent to the second quarter and through July 24, 2025, executed 419,000 square feet of Outpatient medical leases with signed letters of intent on an additional 682,000 square feet
  • Lab new and renewal lease executions totaled 503,000 square feet, with 87% retention and +6% cash releasing spreads on renewals
    ◦ Subsequent to the second quarter and through July 24, 2025, executed 55,000 square feet of Lab leases with signed letters of intent on an additional 253,000 square feet

– During the second quarter, entered into two new development agreements with a combined projected cost of $148 million to support Northside Hospital's continued outpatient expansion in the Atlanta market

– Sold one outpatient medical land parcel in June 2025 and two outpatient medical buildings in July 2025 for combined proceeds of approximately $35 million

– Balance Sheet
  • Net Debt to Adjusted EBITDAre was 5.2x for the quarter ended June 30, 2025
  • As of July 24, 2025, Healthpeak had approximately $2.3 billion in available liquidity through a combination of unrestricted cash and availability under its revolving credit facility

– Launched a redesigned corporate website at www.healthpeak.com to elevate visibility into Healthpeak's competitive advantage and core values

– Earned 2025 BOMA Mid Atlantic region TOBY Awards for 833 Chestnut Street (medical category) and Cambridge Discovery Park (life science category); TOBY (The Outstanding Building of the Year) Awards are among the most prestigious recognitions in commercial real estate, honoring commercial building management and operations excellence

– Recent corporate impact and sustainability achievements include:
  • Published a standalone 2024 Environmental Data Report, marking our 14th consecutive year of environmental performance transparency and reporting
  • Awarded the Green Lease Leader Platinum designation by the Institute for Market Transformation and the Department of Energy Better Buildings Alliance
  • Earned LEED Gold certifications for sustainable building design and construction at Callan Ridge in Torrey Pines, California, and 460 Forbes on the Vantage campus in South San Francisco, California, bringing Healthpeak's total LEED-certified square footage to 6.7 million as of June 30, 2025
  • Named a constituent of the FTSE4Good Index Series for the 14th consecutive year

To learn more about Healthpeak's commitment to responsible business and view our most recent Corporate Impact Report, please visit www.healthpeak.com/corporate-impact.

SECOND QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended June 30, 2025		Three Months Ended June 30, 2024	
	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 31,558	$ 0.05	$ 145,904	$ 0.21
Nareit FFO, diluted	308,167	0.43	318,610	0.44
FFO as Adjusted, diluted	325,785	0.46	320,220	0.45
AFFO, diluted	314,768	0.44	289,064	0.40

YEAR TO DATE COMPARISON

(in thousands, except per share amounts)	Six Months Ended June 30, 2025		Six Months Ended June 30, 2024	
	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 73,922	$ 0.11	$ 152,345	$ 0.23
Nareit FFO, diluted	631,447	0.89	479,906	0.72
FFO as Adjusted, diluted	655,498	0.92	597,879	0.90
AFFO, diluted	621,185	0.87	544,101	0.82

Nareit FFO, FFO as Adjusted, AFFO, Total Merger-Combined Same-Store Cash (Adjusted) NOI, and Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts (see the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information). See "June 30, 2025 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

MERGER-COMBINED SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month and year-to-date total Merger-Combined SS Cash (Adjusted) NOI growth.

Year-Over-Year Total Merger-Combined SS Cash (Adjusted) NOI Growth

	Three Month		Year-To-Date	
	SS Growth %	% of SS	SS Growth %	% of SS
Outpatient Medical	3.9%	55.2%	4.5%	54.9%
Lab	1.5%	34.4%	5.4%	34.5%
CCRC	8.6%	10.4%	12.2%	10.6%
Total Merger-Combined SS Cash (Adjusted) NOI	**3.5%**	**100.0%**	**5.6%**	**100.0%**

DIVIDEND

On July 7, 2025, Healthpeak's Board of Directors declared a monthly common stock cash dividend of $0.10167 per share for each of July, August, and September, of 2025 representing cash dividends totaling $0.305 per share for the third quarter, and an annualized dividend amount of $1.22 per share. The dividend is payable on the payment dates set forth in the table below to stockholders of record as of the close of business on the corresponding record date.

Record Date	Payment Date	Amount
July 18, 2025	July 31, 2025	$0.10167 per common share
August 18, 2025	August 29, 2025	$0.10167 per common share
September 19, 2025	September 30, 2025	$0.10167 per common share

NORTHSIDE OUTPATIENT MEDICAL DEVELOPMENTS

During the second quarter of 2025, Healthpeak entered into two new outpatient development agreements in high-growth submarkets of Atlanta totaling $148 million to support the expansion of our longstanding partner, Northside Hospital. Affiliates of Northside have pre-leased 78% of each building for a range of clinical services, reflecting the system's continued investment in outpatient capacity across two premier campuses. Physician tenants will have the ability to co-invest in the buildings. Upon stabilization, Healthpeak expects to achieve cash yields in the mid-7% range.

- **Northside Forsyth:** $82 million, 118,000 square foot Class A outpatient medical building and accompanying parking deck located on the campus of Northside Hospital Forsyth, a 389-bed acute care hospital located in Cumming, Georgia, a northeastern suburb of Atlanta.
- **Northside Cherokee:** $66 million, 148,000 square foot Class A outpatient medical building located on the campus of Northside Hospital Cherokee, a 332-bed acute care hospital in Canton, Georgia, a northern suburb of Atlanta.

SHARE REPURCHASE ACTIVITY

As previously disclosed, in April 2025, Healthpeak repurchased 3.9 million shares at a weighted average share price of $18.22, totaling $72 million.

As of July 24, 2025, approximately $406 million remained available for share repurchases under the program.

BALANCE SHEET

In June 2025, Healthpeak repaid $452 million 4.0% senior notes at maturity.

As of July 24, 2025, Healthpeak had approximately $2.3 billion in available liquidity through a combination of unrestricted cash and its revolving credit facility.

2025 GUIDANCE

We are reaffirming the following guidance ranges for full year 2025:
- Diluted FFO as Adjusted per share of $1.81 – $1.87
- Total Merger-Combined Same-Store Cash (Adjusted) NOI growth of 3.0% – 4.0%

We are updating the following guidance ranges for full year 2025:
- Diluted earnings per common share from $0.30 – $0.36 to $0.25 – $0.31
- Diluted Nareit FFO per share from $1.81 – $1.87 to $1.78 – $1.84

These estimates are based on our current view of existing market conditions, transaction timing, and other assumptions for the year ending December 31, 2025. For additional details and assumptions, please see page 12 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.healthpeak.com.

CONFERENCE CALL INFORMATION

Healthpeak has scheduled a conference call and webcast for Friday, July 25, 2025, at 8:00 a.m. Mountain Time.

The conference call can be accessed in the following ways:

- Healthpeak's website: https://ir.healthpeak.com/news-events
- Webcast: https://events.q4inc.com/attendee/759842811. Joining via webcast is recommended for those who will not be asking questions.
- Telephone: The participant dial-in number is (800) 715-9871

An archive of the webcast will be available on Healthpeak's website through July 24, 2026, and a telephonic replay can be accessed through August 1, 2025, by dialing (800) 770-2030 and entering conference ID number 95156.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns, operates, and develops high-quality real estate focused on healthcare discovery and delivery.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, developments, redevelopments, joint venture transactions, leasing activity and commitments, financing activities, or other transactions discussed in this release; (ii) the payment of a quarterly cash dividend; and (iii) the information presented under the heading "2025 Guidance Information." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: macroeconomic trends that may increase construction, labor and other operating costs; changes within the life science industry; significant regulation, funding requirements, and uncertainty faced by our lab tenants; factors adversely affecting our tenants', operators', or borrowers' ability to meet their financial and other contractual obligations to us; the insolvency or bankruptcy of one or more of our major tenants, operators, or borrowers; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in that specific sector than if we invested across multiple sectors; the illiquidity of real estate investments; our ability to identify and secure new or replacement tenants and operators; our property development, redevelopment, and tenant improvement risks, which can render a project less profitable or unprofitable and delay or prevent its undertaking or completion; the ability of the hospitals on whose campuses our outpatient medical buildings are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to develop, maintain, or expand hospital and health system client relationships; operational risks associated with our senior housing properties managed by third parties, including our properties operated through structures permitted by the Housing and Economic Recovery Act of 2008, which includes most of the provisions previously proposed in the REIT Investment Diversification and Empowerment Act of 2007 (commonly referred to as "RIDEA"); economic conditions, natural disasters, weather, and other conditions that negatively affect geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in a significant loss of capital invested in a property, lower than expected future revenues, and unanticipated expenses; our use of joint ventures may limit our returns on and our flexibility with jointly owned investments; our use of rent escalators or contingent rent provisions in our leases; competition for suitable healthcare properties to grow our investment portfolio; our ability to exercise rights on collateral securing our real estate-related loans; any requirement that we recognize reserves, allowances, credit losses, or impairment charges; investment of substantial resources and time in transactions that are not consummated; our ability to successfully integrate or operate acquisitions or internalize property management; the potential impact of unfavorable resolution of litigation or disputes and resulting rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; our ability to satisfy environmental, social and governance and sustainability commitments and requirements, as well as stakeholder expectations; epidemics, pandemics, or other infectious diseases, including the coronavirus disease (Covid), and health and safety measures intended to reduce their spread; human capital risks, including the loss or limited availability of our key personnel; our reliance on information technology and any material failure, inadequacy, interruption, or security failure of that technology; the use of, or inability to use, artificial intelligence by us, our tenants, our vendors, and our investors; volatility, disruption, or uncertainty in the financial markets; increased borrowing costs, which could impact our ability to refinance existing debt, sell properties, and conduct investment activities; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; the availability of external capital on acceptable terms or at all; an increase in our level of indebtedness; covenants in our debt instruments, which may limit our operational flexibility, and breaches of these covenants; volatility in the market price and trading volume of our common stock; adverse changes in our credit ratings; the failure of our tenants, operators, and borrowers to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety, and other regulations; laws or regulations prohibiting eviction of our tenants; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administrative decisions affecting the Centers for Medicare and Medicaid Services; our participation in the Coronavirus, Aid, Relief and Economic Security Act Provider Relief Fund and other Covid-related stimulus and relief programs; changes in federal, state, or local laws or regulations that may limit our opportunities to participate in the ownership of, or investment in, healthcare real estate; our ability to successfully integrate our operations with Physicians Realty Trust and realize the anticipated synergies of our merger with Physicians Realty Trust and benefits of property management internalization; our ability to maintain our qualification as a real estate investment trust ("REIT"); our taxable REIT subsidiaries being subject to corporate level tax; tax imposed on any net income from "prohibited transactions"; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; tax protection agreements that may limit our ability to dispose of certain properties and may require us to maintain certain debt levels; ownership limits in our charter that restrict ownership in our stock; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; conflicts of interest between the interests of our stockholders and the interests of holders of Healthpeak OP, LLC ("Healthpeak OP") common units; provisions in the operating agreement of Healthpeak OP and other agreements that may delay or prevent unsolicited acquisitions and other transactions; our status as a holding company of Healthpeak OP; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings.

Moreover, other risks and uncertainties of which we are not currently aware may also affect our forward-looking statements, and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by us on our website or otherwise. We do not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

CONTACT

Andrew Johns, CFA

Senior Vice President – Finance and Investor Relations

720-428-5400

Healthpeak Properties, Inc.

Consolidated Balance Sheets
In thousands, except share and per share data

	June 30, 2025	December 31, 2024
Assets		
Real estate:		
Buildings and improvements	$ 16,211,931	$ 16,115,283
Development costs and construction in progress	1,027,119	880,393
Land and improvements	2,930,060	2,918,758
Accumulated depreciation and amortization	(4,349,056)	(4,083,030)
Net real estate	15,820,054	15,831,404
Loans receivable, net of reserves of $11,331 and $10,499	716,529	717,190
Investments in and advances to unconsolidated joint ventures	963,379	936,814
Accounts receivable, net of allowance of $1,932 and $2,243	68,741	76,810
Cash and cash equivalents	89,436	119,818
Restricted cash	73,843	64,487
Intangible assets, net	677,101	817,254
Assets held for sale, net	45,717	7,840
Right-of-use asset, net	426,631	424,173
Other assets, net	928,836	942,465
Total assets	$ 19,810,267	$ 19,938,255
Liabilities and Equity		
Bank line of credit and commercial paper	$ 775,000	$ 150,000
Term loans	1,646,605	1,646,043
Senior unsecured notes	6,268,532	6,563,256
Mortgage debt	351,116	356,750
Intangible liabilities, net	166,352	191,884
Liabilities related to assets held for sale, net	1,209	—
Lease liability	310,099	307,220
Accounts payable, accrued liabilities, and other liabilities	738,613	725,342
Deferred revenue	965,800	940,136
Total liabilities	11,223,326	10,880,631
Commitments and contingencies		
Redeemable noncontrolling interests	20,104	2,610
Common stock, $1.00 par value: 1,500,000,000 shares authorized; 694,916,081 and 699,485,139 shares issued and outstanding	694,916	699,485
Additional paid-in capital	12,763,723	12,847,252
Cumulative dividends in excess of earnings	(5,525,520)	(5,174,279)
Accumulated other comprehensive income (loss)	(5,019)	28,818
Total stockholders' equity	7,928,100	8,401,276
Joint venture partners	298,597	315,821
Non-managing member unitholders	340,140	337,917
Total noncontrolling interests	638,737	653,738
Total equity	8,566,837	9,055,014
Total liabilities and equity	$ 19,810,267	$ 19,938,255

Healthpeak Properties, Inc.

Consolidated Statements of Operations

In thousands, except per share data

	Three Months Ended June 30,		Six Months Ended June 30,	
	2025	2024	2025	2024
Revenues:				
Rental and related revenues	$ 529,687	$ 546,781	$ 1,067,828	$ 1,008,814
Resident fees and services	148,855	140,891	297,782	279,667
Interest income and other	15,806	7,832	31,627	13,583
Total revenues	694,348	695,504	1,397,237	1,302,064
Costs and expenses:				
Interest expense	75,063	74,910	147,756	135,817
Depreciation and amortization	265,916	283,498	534,462	502,717
Operating	276,181	273,827	549,324	517,556
General and administrative	20,764	26,718	46,882	50,017
Transaction and merger-related costs	10,215	7,759	15,749	114,979
Impairments and loan loss reserves (recoveries), net	3,499	(553)	(63)	10,905
Total costs and expenses	651,638	666,159	1,294,110	1,331,991
Other income (expense):				
Gain (loss) on sales of real estate, net	1,636	122,044	1,636	125,299
Other income (expense), net	(4,692)	4,004	(10,818)	82,520
Total other income (expense), net	(3,056)	126,048	(9,182)	207,819
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	39,654	155,393	93,945	177,892
Income tax benefit (expense)	(2,382)	(2,728)	(4,462)	(16,426)
Equity income (loss) from unconsolidated joint ventures	1,747	51	(400)	2,427
Net income (loss)	39,019	152,716	89,083	163,893
Noncontrolling interests' share in earnings	(7,346)	(6,669)	(14,582)	(11,170)
Net income (loss) attributable to Healthpeak Properties, Inc.	31,673	146,047	74,501	152,723
Participating securities' share in earnings	(115)	(214)	(579)	(414)
Net income (loss) applicable to common shares	$ 31,558	$ 145,833	$ 73,922	$ 152,309
Earnings (loss) per common share:				
Basic	$ 0.05	$ 0.21	$ 0.11	$ 0.23
Diluted	$ 0.05	$ 0.21	$ 0.11	$ 0.23
Weighted average shares outstanding:				
Basic	695,188	702,382	697,117	651,642
Diluted	695,194	703,268	697,146	652,113

Healthpeak Properties, Inc.

Funds From Operations

In thousands, except per share data

	Three Months Ended June 30,		Six Months Ended June 30,	
	2025	2024	2025	2024
Net income (loss) applicable to common shares	$ 31,558	$ 145,833	$ 73,922	$ 152,309
Real estate related depreciation and amortization	265,916	283,498	534,462	502,717
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	12,530	11,621	24,730	20,393
Noncontrolling interests' share of real estate related depreciation and amortization	(4,426)	(4,732)	(8,879)	(9,174)
Loss (gain) on sales of depreciable real estate, net	(1,636)	(122,044)	(1,636)	(125,299)
Loss (gain) upon change of control, net[1]	—	(198)	—	(77,978)
Taxes associated with real estate dispositions[2]	(335)	49	(335)	11,657
Nareit FFO applicable to common shares	303,607	314,027	622,264	474,625
Distributions on dilutive convertible units and other	4,560	4,583	9,183	5,281
Diluted Nareit FFO applicable to common shares	$ 308,167	$ 318,610	$ 631,447	$ 479,906
Diluted Nareit FFO per common share	$ 0.43	$ 0.44	$ 0.89	$ 0.72
Weighted average shares outstanding - Diluted Nareit FFO	709,839	717,797	711,828	661,999
Impact of adjustments to Nareit FFO:				
Transaction and merger-related items[3]	$ 10,215	$ 3,369	$ 15,749	$ 106,198
Other impairments (recoveries) and other losses (gains), net[4]	3,499	(553)	179	11,300
Casualty-related charges (recoveries), net[5]	3,919	(1,204)	8,145	(1,204)
Total adjustments	17,633	1,612	24,073	116,294
FFO as Adjusted applicable to common shares	321,240	315,639	646,337	590,919
Distributions on dilutive convertible units and other	4,545	4,581	9,161	6,960
Diluted FFO as Adjusted applicable to common shares	$ 325,785	$ 320,220	$ 655,498	$ 597,879
Diluted FFO as Adjusted per common share	$ 0.46	$ 0.45	$ 0.92	$ 0.90
Weighted average shares outstanding - Diluted FFO as Adjusted	709,839	717,797	711,828	664,325

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(1) The six months ended June 30, 2024 includes a gain upon change of control related to the sale of a 65% interest in two lab buildings in San Diego, California. The gain upon change of control is included in other income (expense), net in the Consolidated Statements of Operations.

(2) The six months ended June 30, 2024 includes non-cash income tax expense related to the sale of a 65% interest in two lab buildings in San Diego, California.

(3) The three and six months ended June 30, 2025 and 2024 includes costs related to the merger, which are primarily comprised of advisory, legal, accounting, tax, information technology, post-combination severance and stock compensation expense, and other costs of combining operations with Physicians Realty Trust that were incurred during the period. The three and six months ended June 30, 2025 also includes $6 million of costs incurred related to investments we are no longer pursuing. For the three and six months ended June 30, 2024, these costs were partially offset by termination fee income of $4 million and $9 million, respectively, associated with Graphite Bio, Inc., which later merged with LENZ Therapeutics, Inc. in March 2024, for which the lease terms were modified to accelerate expiration of the lease to December 2024. This termination fee income is included in rental and related revenues on the Consolidated Statements of Operations, but is excluded from Portfolio Cash Real Estate Revenues and FFO as Adjusted.

(4) The three and six months ended June 30, 2025 and 2024 include reserves and (recoveries) for expected loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(5) Casualty-related charges (recoveries), net are recognized in other income (expense), net, equity income (loss) from unconsolidated joint ventures, and noncontrolling interests' share in earnings in the Consolidated Statements of Operations.

Healthpeak Properties, Inc.

Adjusted Funds From Operations

In thousands, except per share data

	Three Months Ended June 30,		Six Months Ended June 30,	
	2025	2024	2025	2024
FFO as Adjusted applicable to common shares	$ 321,240	$ 315,639	$ 646,337	$ 590,919
Stock-based compensation amortization expense	1,738	4,814	6,365	8,180
Amortization of deferred financing costs and debt discounts (premiums)	7,875	7,317	15,727	11,840
Straight-line rents	(5,401)	(10,453)	(16,554)	(22,545)
AFFO capital expenditures	(25,729)	(35,718)	(48,864)	(53,235)
CCRC entrance fees[1]	19,042	12,117	23,739	19,502
Deferred income taxes	2,597	1,021	5,168	1,745
Amortization of above (below) market lease intangibles, net	(10,085)	(8,086)	(20,296)	(15,437)
Other AFFO adjustments	(1,069)	(2,169)	381	(3,667)
AFFO applicable to common shares	310,208	284,482	612,003	537,302
Distributions on dilutive convertible units and other	4,560	4,582	9,182	6,799
Diluted AFFO applicable to common shares[1]	**$ 314,768**	**$ 289,064**	**$ 621,185**	**$ 544,101**
Diluted AFFO per common share[1]	**$ 0.44**	**$ 0.40**	**$ 0.87**	**$ 0.82**
Weighted average shares outstanding - Diluted AFFO	709,839	717,797	711,828	663,975

_____

(1) During the first quarter of 2025, we changed our definition of AFFO to adjust for the non-refundable entrance fees collected in excess of the related amortization as we believe the cash collection of these fees is a more meaningful representation of the performance of CCRCs in the determination of AFFO. Utilizing the prior definition for the three months ended June 30, 2025 and 2024, diluted AFFO applicable to common shares was $295.7 million and $276.9 million, respectively, and diluted AFFO per common share was $0.42 and $0.39, respectively. Utilizing the prior definition for the six months ended June 30, 2025 and 2024, diluted AFFO applicable to common shares was $597.4 million and $524.6 million, respectively, and diluted AFFO per common share was $0.84 and $0.79, respectively.